UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CADENCE PHARMACEUTICALS, INC.

(Name of Subject Company)

MADISON MERGER SUB, INC.

(Offeror)

MALLINCKRODT PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Peter G. Edwards, Esq.

Senior Vice President and General Counsel

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042

United States

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,344,572,479	$173,181

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 89,183,960 shares of common stock, par value $0.0001 per share (the “Shares”), of Cadence Pharmaceuticals, Inc. (“Cadence”) outstanding multiplied by the offer price of $14.00 per share, (ii) 1,203,000 Shares subject to unvested restricted stock units multiplied by the offer price of $14.00 per share, (iii) 10,316,980 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $14.00 per share, multiplied by $7.58, which is the offer price of $14.00 per share minus the weighted average exercise price for such options of $6.42 per share and (iv) 137,620 Shares issuable pursuant to outstanding warrants, multiplied by $6.92, which is the offer price of $14.00 per share minus the weighted average exercise price for such warrants of $7.08 per share. The calculation of the filing fee is based on information provided by Cadence as of February 17, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the Transaction Valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,181	Filing Party: Madison Merger Sub, Inc. and Mallinckrodt plc
Form or Registration No.: Schedule TO	Date Filed: February 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc, an Irish public limited company (“Parent”), and Madison Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on February 19, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Cadence Pharmaceuticals, Inc., a Delaware corporation (“Cadence”), at a price of $14.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 19, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The Depositary for the Offer has indicated that a total of 78,396,180 Shares were validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares subject to guaranteed delivery procedures that were not validly tendered prior to the Expiration Date) as of the Expiration Date, representing approximately 87.9% of the Shares outstanding as of such time. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment.

On March 19, 2014, Parent completed its acquisition of Cadence pursuant to the terms of the Merger Agreement. Purchaser merged with and into Cadence in accordance with Section 251(h) of the DGCL, with Cadence continuing as the surviving corporation as an indirect wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive the Offer Price (which is the same amount per Share that will be paid in the Offer) other than Shares held (i) by Purchaser, which Shares have been canceled and ceased to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares.

On March 19, 2014, in connection with the Merger, Mallinckrodt International Finance S.A. (“MIFSA”) and Mallinckrodt CB LLC (together with MIFSA, the “Borrowers”), each a wholly owned subsidiary of Parent, entered into a $250 million revolving credit facility due 2019 (the “Revolving Credit Facility”) and a $1,300 million senior secured term loan credit facility due 2021 (the “Term Loan” and, together with the Revolving Credit Facility, the “Senior Credit Facilities”) pursuant to a credit agreement (the “Senior Credit Agreement”) among the Borrowers, Parent, the lenders named therein, and Deutsche Bank AG New York Branch, as administrative agent. Up to $150 million of the $250 million of commitments under the Revolving Credit Facility will be available for letters of credit. On March 19, 2014, the Borrowers borrowed the full amount of the Term Loan and there were no outstanding borrowings under the Revolving Credit Facility.

All obligations under the Senior Credit Facilities are unconditionally guaranteed by Parent, certain of its direct or indirect wholly owned U.S. subsidiaries and each of its direct or indirect wholly owned subsidiaries that owns directly or indirectly any such wholly owned U.S. subsidiary (the “Guarantors”) and are secured, subject to certain exceptions, by substantially all of the assets of the Borrowers and the Guarantors.

The Senior Credit Facilities bear interest at an interest rate based on the London Interbank Offered Rate (“LIBOR”) (subject, in the case of the Term Loan, to a minimum LIBOR level of 0.75%) plus a margin based on Parent’s total net leverage ratio, which is the ratio of (i) Parent’s consolidated debt (less any unrestricted cash and cash equivalents) to (ii) Parent’s adjusted consolidated EBITDA (as defined in the Senior Credit Agreement). The Senior Credit Facilities initially bear interest at a rate per annum equal to 2.75% plus LIBOR (subject, in the case of the Term Loan, to a minimum LIBOR level of 0.75%). Interest on the Term Loan and Revolving Credit Facility is payable at the end of each LIBOR period, but in no event less frequently than quarterly. A commitment fee will be paid based on the amount of unused commitments under the Revolving Credit Facility.

The Senior Credit Agreement contains certain customary affirmative and negative covenants, representations and warranties and events of default (subject in certain cases to customary grace and cure periods). The occurrence of an event of default under the Senior Credit Agreement could result in the termination of the commitments under the Revolving Credit Facility and the acceleration of all outstanding borrowings under the Senior Credit Facilities and could cause a cross-default that could result in the acceleration of other indebtedness of Parent and its subsidiaries. The terms of the Revolving Credit Facility require Parent to maintain a certain maximum consolidated total net leverage ratio as of the end of each fiscal quarter on which 25% or more of the Revolving Credit Facility is utilized through loans or letters of credit.

A copy of the press release issued by Parent announcing the completion of the acquisition on March 19, 2014 and filed as an exhibit hereto is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(K)	Press release, dated March 19, 2014.

(b)(3)	Credit Agreement, dated as of March 19, 2014, among Mallinckrodt plc, Mallinckrodt International Finance S.A., Mallinckrodt CB LLC, the lenders party thereto from time to time and Deutsche Bank AG New York Branch, as Administrative Agent.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2014

MADISON MERGER SUB, INC.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Peter G. Edwards
Name:	Peter G. Edwards
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 19, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Mallinckrodt plc and Cadence Pharmaceuticals, Inc. on February 11, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(G)	Presentation of Mallinckrodt plc — Acquisition of Cadence Pharmaceuticals, Inc., dated February 11, 2014 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(H)	Transcript of Mallinckrodt Conference Call dated February 11, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(I)	Excerpts from Transcript of Leerink Swann Global Healthcare Conference, dated February 13, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on February 14, 2014).

(a)(1)(J)	Summary Advertisement as published in the New York Times on February 19, 2014.*

(a)(1)(K)	Press release, dated March 19, 2014.

(b)(1)	Debt Commitment Letter, dated as of February 10, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Mallinckrodt plc.*

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Bank, National Association and Wells Fargo Securities LLC to Mallinckrodt plc, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc., dated as of February 20, 2014.*

(b)(3)	Credit Agreement, dated as of March 19, 2014, among Mallinckrodt plc, Mallinckrodt International Finance S.A., Mallinckrodt CB LLC, the lenders party thereto from time to time and Deutsche Bank AG New York Branch, as Administrative Agent.

(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2014, by and among Mallinckrodt plc, Madison Merger Sub, Inc. and Cadence Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(d)(2)	Tender and Support Agreement, dated as of February 10, 2014, by and among Mallinckrodt plc, Madison Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(g)	None.

(h)	None.

*	Previously filed.